UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

March 28, 2025

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream, Renewables & Energy Solutions Director
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of shares
Currency	EUR
Price	€34.06236
Volume	20,848.82291
Total	€710,160.1115
Aggregated information:
Price	€34.06236
Volume	20,848.82291
Total	€710,160.1115
For full breakdown see table at the end of this notification.
Date of Transaction	March 26, 2025
Place of Transaction	Amsterdam

Julie Keefe

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

Full breakdown of transaction

Total Quantity	Price (€)	Total for trade (€)
15,467.000000	34.06236	526842.522120
829.830319	34.06236	28265.979065
1,038.825910	34.06236	35384.862124
1,056.252850	34.06236	35978.464828
1,186.999400	34.06236	40432.000883
1,269.914430	34.06236	43256.282484

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 28, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary